FORM OF
                                  AMENDMENT TO
                         PORTFOLIO MANAGEMENT AGREEMENT



                                 August 1, 1997

[Name and address of Portfolio Manager]

     Re: Portfolio Management Agreement

Gentlemen:

     Reference is made to the Portfolio Management Agreement (the "Agreement") dated ____ 1, 1996 among you, Liberty All-Star Equity Fund (the "Fund") and Liberty Asset Management Company (the "Fund Manager") pursuant to which you are providing portfolio management services with respect to those assets of the Fund assigned to you from time to time by the Fund Manager as provided in the Agreement (such assets being referred to as the "Fund Account") and pursuant to which the Fund Manager pays you fees calculated and paid in accordance with Schedule C to the Agreement based on the net asset value of the Fund Account.

     Upon your execution of the enclosed copy of this letter at the place indicated below, this letter will constitute the agreement of you, the Fund and the Fund Manager to amend Schedule C to the Agreement so as to read in its entirety as set forth on the attached, effective August 1, 1997 (the Agreement, as so amended, to remain in full force and effect in accordance with its terms).

                                Very truly yours,

                           LIBERTY ALL-STAR EQUITY FUND

                           By:
                              -----------------------------


                           LIBERTY ASSET MANAGEMENT COMPANY

                           By:-----------------------------
ACCEPTED AND AGREED TO
AS OF AUGUST 1, 1997

[Name of Portfolio Manger]

By: _________________________


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                          LIBERTY ALL-STAR EQUITY FUND


                         Portfolio Management Agreement

                                   SCHEDULE C
                      (as amended effective August 1, 1997)

                              PORTFOLIO MANAGER FEE



     For services provided to the Fund Account, the Fund Manager will pay to the Portfolio Manager, on or before the 10th day of each calendar month, a monthly fee for the previous calendar month in the amount of 1/12th of: 0.40% of the amount obtained by multiplying the Portfolio Manager's Percentage (as hereinafter defined) times the Average Total Fund Net Assets (as hereinafter defined) up to $400 million; 0.36% of the amount obtained by multiplying the Portfolio Manager's Percentage times the Average Total Fund Net Assets exceeding $400 million up to and including $800 million; 0.324% of the amount obtained by multiplying the Portfolio Manager's Percentage times the Average Total Fund Net Assets exceeding $800 million up to and including $1.2 billion; and 0.292% of the amount obtained by multiplying the Portfolio Manager's Percentage times the Average Total Fund Net Assets exceeding $1.2 billion.

     "Portfolio Manager's  Percentage" means the percentage obtained by dividing
(i) the average of the net asset values of the Fund Account as of the close of the last business day of the New York Stock Exchange in each calendar week during the preceding calendar month, by (ii) the Average Total Fund Net Assets.

     "Average Total Fund Net Assets" means the average of the net asset values of the Fund as a whole as of the close of the last business day of the New York Stock Exchange in each calendar week during the preceding calendar month.

     The fee shall be pro-rated for any month during which this Agreement is in effect for only a portion of the month.